Exhibit 99.2

Amarin Corporation plc

Period Ended 31 March 2004 Selected Data (UK GAAP - UNAUDITED)

	Three months ended 31 March
	2004
	Pre Exceptional	Exceptional	Total	Total
	$’000	$’000	$’000	$’000
Revenue:
Licensing & development fees	—	—	—	—
Product sales & royalties	—	—	—	—
Total revenue from continuing activities	—	—	—	—
Revenues from discontinued activities	1,046	—	1,046	3,267
Total revenues	1,046	—	1,046	3,267

Cost of sales:
Direct costs	107	—	107	5,400
Cost of sales from discontinued activities	107	—	107	5,400

Gross profit/(loss)
Continuing activities	—	—	—	—
Discontinued activities	939	—	939	(2,133)
Total gross profit/(loss)	939	—	939	(2,133)

Operating expenses/(income):
Selling, General & Administrative	1,466	—	1,466	1,741
Amortisation of intangible assets	144	—	144	125
Operating expenses from continuing activities	1,610	—	1,610	1,866

Selling, General & Administrative	1,575	—	1,575	4,125
Amortisation of intangible assets	—	—	—	1,223
Gain on renegotiation of Elan debt	—	(25,586)	(25,586)	(7,500)
Selling, General & Administrative from discontinued activities	1,575	(25,586)	(24,011)	(2,152)
Research & development from discontinued activities	—	—	—	1,488
Operating expenses/(income) from discontinuing activities	1,575	(25,586)	(24,011)	(664)

Total selling, general & administrative	3,185	(25,586)	(22,401)	(286)
Total research & development	—	—	—	1,488

Total operating expenses/(income)	3,185	(25,586)	(22,401)	1,202

Operating (loss) from continuing activities	(1,610)	—	(1,610)	(1,866)
Operating (loss)/profit on discontinued activities	(636)	25,586	24,950	(1,469)

Total operating (loss)/profit	(2,246)	25,586	23,340	(3,335)

Exceptional income/(expense) - discountinued activities
Escrow proceeds of Q4 2003 Swedish disposal			350	—
Loss on disposal of US operations and certain products			(2,376)	—

(Loss)/profit on ordinary activities before interest
Continuing activities			(1,610)	(1,866)
Discontinued activities			22,924	(1,469)
			21,314	(3,335)

Net interest payable			(29)	(255)
Foreign exchange gain			—	—
Income/(loss) before taxes			21,285	(3,590)

Income tax (expense)			(7,500)	(102)
Dividends payable			—	(24)
Net income/(loss) for the period			13,785	(3,716)

Weighted average shares - basic			17,940	14,567
Weighted average shares - diluted			17,941	15,175

Income/(loss) per share:
Basic			0.77	(0.26)
Diluted			0.77	(0.26)

Amarin Corporation plc

Period Ended 31 March 2004 Selected Data (UK GAAP - UNAUDITED)

	As at 31 March
	2004	2003
	$’000	$’000
1. Select Balance Sheet Data
Net current assets/(liabilities)	8,260	(1,494)
Cash and debtors	12,073	24,051
Total assets	16,254	77,261
Long term creditors and provisions [see note 4]	(5,000)	(36,908)
Called up share capital [ordinary shares]	29,088	29,076
Total shareholders’ funds	7,441	10,166

	Three months ended 31 March
	2004	2003
	$’000	$’000
2. EBITDA
Profit/(loss) for period	13,785	(3,716)
amortisation	144	1,348
interest	29	255
taxation	7,500	102
dividend	—	24
EBITDA	21,458	(1,987)

3.  The selected financial data set out above should be read in-conjunction with our 2003 20-F Annual Report which is filed with the SEC.

4.  The long term loan can potentially be called for early repayment upon the approval of Zelapar by the FDA.  More details of the terms of this loan are given in our 2003 20-F Annual Report and other filing with the SEC.

5. Shareholders’ Equity

31-Mar-04
$’m
UK GAAP	7.4
Lax-101 product rights	(3.9)
Income recognition	(0.6)
Preference dividends	0.5
US GAAP	3.4